Filer and Investment Company Act File Number: Drexel Hamilton Mutual Funds (811-22545)

File Number of related Registration Statement: 333-184337

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Ameristock Mutual Fund, Inc.

Subject Company Investment Company Act File No.: 811-09090

**********************************************************************************

**URGENT RESPONSE NEEDED**

Re: Ameristock Mutual Fund, Inc.

Dear Shareholder:

We have made numerous attempts to contact you regarding a very important matter pertaining to your investment in the Ameristock Mutual Fund. This matter pertains to an important operating initiative for the Fund which requires your immediate response. Your immediate response is needed if this important operating initiative is to be accomplished in 2012.

We apologize for the numerous letters you have received regarding your investment in Ameristock Mutual Fund. We acknowledged your request to no longer receive phone calls regarding this important operating initiative for the Fund; however, at this point we are requesting your response by no later than 12:00, Noon, Eastern Time, on December 27, 2012.

When you invested in the Ameristock Mutual Fund you became an important part of the organization and its decisions regarding the Fund. At this time we are asking for your attention as a shareholder to do your part.

Please contact us as immediately toll-free at 1-800-443-5182 extension 7799 between 9:00 a.m. and 10:00 p.m. Eastern time Monday through Friday. When calling please refer to the document enclosed. Responding will only take a few minutes of your time and will assist the Fund in achieving its important operating initiative in 2012.

Thank you.

Sincerely,

Nicholas Gerber

Portfolio Manager

Ameristock Mutual Fund

Shareholders should consider a mutual fund’s investment objectives, risks, charges and expenses carefully before making an investment decision or investing. A registration statement on Form N-14, which contains a proxy statement of the Ameristock Mutual Fund, Inc. and also constitutes a prospectus of the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds, and other relevant documents, concerning the proposed reorganization have been filed by Drexel Hamilton Mutual Funds (ICA No. 811-22545), together with Ameristock Mutual Fund, Inc. (ICA No. 811- 09090), with the Securities and Exchange Commission (SEC) and have been mailed to shareholders of the Ameristock Mutual Fund, Inc. SHAREHOLDERS ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE COMBINED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED REORGANIZATION AND RELATED MATTERS. The combined proxy statement/prospectus and other relevant documents may be obtained free of charge on the SEC’s Web site at www.sec.gov. In addition, the combined proxy statement/prospectus and other relevant documents may be obtained from the Ameristock Mutual Fund, Inc. free of charge at www.ameristock.com or by calling 1-800-394-5064.

Ameristock Corporation is the investment adviser to the Ameristock Mutual Fund, Inc. Drexel Hamilton Investment Partners, LLC is the investment adviser to the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds. Centre Asset Management, LLC is the sub-adviser to the Drexel Hamilton Centre American Equity Fund. TO THE EXTENT THAT AMERISTOCK CORPORATION, DREXEL HAMILTON INVESTMENT PARTNERS, LLC, CENTRE ASSET MANAGEMENT, LLC, AMERISTOCK MUTUAL FUND, INC. OR DREXEL HAMILTON CENTRE AMERICAN EQUITY FUND, OR ANY DIRECTOR, TRUSTEE, MEMBER, OFFICER, OR EMPLOYEE OF ANY OF THEM, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF THE AMERISTOCK MUTUAL FUND, INC., IN CONNECTION WITH THE PROPOSED REORGANIZATION, SHAREHOLDERS CAN OBTAIN FURTHER INFORMATION ABOUT THE INTERESTS OF THE PARTICIPANTS BY READING THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS (INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE) FILED WITH THE SEC, OR BY OBTAINING FREE OF CHARGE THE FORM ADVs OF AMERISTOCK CORPORATION, DREXEL HAMILTON INVESTMENT PARTNERS, LLC, AND CENTRE ASSET MANAGEMENT, LLC, AS REQUIRED TO BE FILED WITH THE SEC AT WWW.SEC.GOV.

ALPS Distributor, Inc. is the distributor of the Ameristock Mutual Fund, Inc. and the Drexel Hamilton Centre American Equity Fund.

Past performance is no guarantee of future results.

Mutual funds are subject to risks and fluctuate in value.